UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

 Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of Formula Systems (1985) Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release dated May 16, 2022: Formula Systems Announces Filing of 2021 Annual Report.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer

Date: May 16, 2022

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press release dated May 16, 2022: Formula Systems Announces Filing of 2021 Annual Report.

3

Exhibit 99.1

Formula Systems Files Annual Report On Form 20-F For The Year Ended December 31, 2021

Or Yehuda, Israel, May 16, 2022 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that it has filed its annual report on Form 20-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission, or the SEC.

The annual report on Form 20-F, which contains Formula Systems’ audited consolidated financial statements, can be accessed on the SEC website at http://www.sec.gov/ as well as via the Company’s website in the Investor Relations section under Financial Reports at https://www.formulasystems.com/financial-reports.

The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request sent to its Investor Relations department at ir@formula.co.il.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.
+972-3-5389487
ir@formula.co.il